

Mail Stop 6010

August 26, 2008

Via U S Mail and FAX [(408) 855-4999]

Michael L. Keating
Chief Executive Officer
Alliance Semiconductor Corporation
4633 Old Ironsides Drive
Santa Clara, California 95054

> **Re:** **Alliance Semiconductor Corporation**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **File No. 0-22594**

Dear Mr. Keating:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

General

1.   We note that the auction rate securities that you hold exceed 40% of the value of your
        total assets. Please tell us what actions you have taken to register as an investment
        company under the Investment Company Act of 1940. If you have not sought
        registration, please provide us with a detailed analysis of why you believe registration
        under the Act is not required at this time.

Forward-Looking Statements, page 2

2.   Given that the statutory safe harbor you cite is not applicable to penny stock companies,
        you should not refer to Section 27A of the Securities Act of 1933 or Section 21E of the
        Exchange Act of 1934. In future filings, please revise your disclosure accordingly.

We hold securities which have experienced significant fluctuations in value and liquidity, page 3

3.   In future filings, as appropriate, please disclose, if true, that the liquidated portfolio value
        could be less than the par value of the auction rate securities. Also, as appropriate, please
        disclose whether market and/or liquidity risks would apply to your AMBAC preferred
        stock holdings.

Part II. Item 5. Market for Registrant's Common Equity, page 5

4.   Please revise the disclosure in your future filings to make clear that your shares of
        common stock are currently quoted on the Pink Sheets and may be considered "penny
        stock." Please also include appropriate risk factor disclosure.

Critical Accounting Policies, page 7

1.   You disclose that "We currently don't have any material accounting policies that are both
        most important to the portrayal of our financial condition and results, and that require
        management's most difficult, subjective, or complex judgments, often as a result of the
        need to make estimates about the effect of matters that are inherently uncertain." In light
        of the significance of the auction rate securities to your assets, their current illiquidity and
        related valuation difficulties, please tell us how you determined that the accounting for
        and valuation of those securities was not a critical accounting policy as that notion is set
        forth in FR-60 and FR-72.

Mr. Michael L. Keating

Form 10-Q for the quarter ended June 30, 2008

Note 1, Basis of Presentation, page 6

(b) Recently Issued Accounting Standards

2.   We see that your balance sheet as of June 30, 2008 is comprised primarily of auction rate securities that have been subject to failed auctions since August 2007. Please tell us how you evaluated the requirements of SAB Topic 11M and SFAS 157 in concluding that "there were no material standards applicable to Alliance that had not been previously disclosed in our filings."

3.   As it appears that you should have adopted SFAS 157 as of April 1, 2008, in response to this comment please provide us your proposed disclosure under paragraphs 32 and 34 of the Standard. As required by paragraph 39 of SFAS 157, the notes to financial statements in the initial period of adoption should include all relevant disclosures set forth in the Standard, including those normally required only on an annual basis. If you believe that you were not required to adopt SFAS 157 on April 1, 2008, please explain.

Note 2, Short-term Investments, page 6

4.   You classify auction rate securities as current assets as of March 31, 2008 and as of June 30, 2008. You also disclose that those investments have been subject to failed auctions since August 2007 and that they have been illiquid since that date. Please tell us why it is appropriate in GAAP to present these investments as current assets. In that regard please tell us how your presentation considers the guidance from paragraph 17 of SFAS 115 and from Chapter 3A of ARB 43.   Your response should describe the specific objective evidence you considered in reaching your conclusion regarding classification of the investment as a current asset. Also show us that the classification is consistent with the assumptions you applied in valuing the securities.

5.   You disclose that "Management determines the appropriate categorization of investment securities at the time of purchase and re-evaluates such designation as of each balance sheet date." Please tell us and in future filings clarify what you mean by that statement.

6.   You disclose that you have "the *ability* and intent, if necessary, to liquidate non-restricted investments in order to meet our liquidity needs within the normal operating cycle." In light of the failed auctions and your characterization of the auction rate securities as illiquid, please tell us how you have the *ability* to liquidate those investments.

Mr. Michael L. Keating
Alliance Semiconductor Corporation

7.   Please tell us in detail how you determined the fair value of your auction rate securities as of March 31, 2008 and as of June 30, 2008. Please fully explain the models, methods and all significant assumptions used in the valuation. If you relied on more than one source of information or applied more than one technique, tell us how you evaluated and weighted the information considered and the techniques applied. If your valuation does not consider an illiquidity adjustment, please tell us why you believe that assumption is appropriate.

8.   As a related matter, if you relied on broker's estimation of the fair value of your auction rate securities, please tell us how these estimates were determined and whether they represent firm offers to buy or sell securities. In addition, clarify how the broker estimates were used in determining estimated fair value. If these estimates are not based on offers to buy or sell the securities please provide the basis for your reliance on these estimates.

9.   In light of the illiquidity of the auction rate securities, which has apparently persisted since August 2007, please tell us why there is no temporary or other than temporary impairment. Tell us how you considered and applied the guidance from paragraph 16 of SFAS 115, from FSP FAS 115-1 and from SAB Topic 5M.

10.   Please tell us whether you have realized any gains or losses from the sales of auction rate securities since August 2007. If you have, please indicate whether you sold these securities at a price discounted from the price you originally paid for the securities.

11.   You disclose that "Ambac Assurance has the right to compel the liquidation of the portfolio of assets held by the sub-trusts and compel the sub-trusts to purchase Ambac Assurance preferred stock with a liquidation preference equal to the portfolio's liquidated value (the "Put Right")." Tell us and in future filings add context to this disclosure that clarifies its significance to your accounting for, valuation of, and liquidity of the auction rate securities.

12.   In future filings please disclose the contractual and default rates of interest on the auction rate securities.

13.   In future filings please disclose the factors you consider in assessing whether an investment is other than temporarily impaired.

Mr. Michael L. Keating
Alliance Semiconductor Corporation
August 26, 2008

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6263 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant